# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares, par value CHF 0.08 per share
Address of issuer's principal executive offices: Route de la Corniche 3B, 1066 Epalinges, Switzerland, Switzerland (V8), 0000
Date of event which requires filing of this statement: 10/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002015553

## Reporting persons
- Bain Capital Life Sciences Opportunities IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,825,625; sole dispositive power 0; shared dispositive power 14,825,625; aggregate amount beneficially owned 14,825,625 (9.99% of the class)

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Route de la Corniche 3B, 1066 Epalinges, Switzerland.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities IV, L.P., a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences IV General Partner, LLC, a Delaware limited liability company ("BCLS Fund IV GP"), which is the general partner of Bain Capital Life Sciences Fund IV, L.P., a Delaware limited partnership ("BCLS Fund IV"), which is the sole member of Bain Capital Life Sciences Opportunities IV GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund IV GP and BCLS Fund IV, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 22, 2026, the Reporting Person held 7,000,000 Common Shares and pre-funded warrants to purchase up to 22,703,927 Common Shares. The Reporting Person is prohibited from exercising the pre-funded warrants if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of Common Shares then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 9.99% of the outstanding Common Shares, representing 14,825,625 Common Shares as of October 22, 2026.

The percentage of the outstanding Common Shares held by the Reporting Person is based on (i) 127,667,695 Common Shares outstanding as of August 3, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2026, (ii) 12,911,347 Common Shares sold by the Issuer in a private placement on October 22, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 13, 2026, and (iii) 7,825,625 Common Shares issuable upon the partial exercise of the pre-funded warrants held by the Reporting Person, which reflects the Beneficial Ownership Blocker.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Life Sciences Opportunities IV, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (10/29/2026)
Comment: Bain Capital Life Sciences Investors, LLC is the manager of Bain Capital Life Sciences IV General Partner, LLC, which is the general partner of Bain Capital Life Sciences Fund IV, L.P., which is the sole member of Bain Capital Life Sciences Opportunities IV GP, LLC, which is the general partner of the Reporting Person.